UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the three months ended March 31, 2009, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•           future operating or financial results;

•           pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•           general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•           our ability to obtain additional financing;

•           our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•           our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•           our dependence upon the abilities and efforts of our management team;

•           changes in governmental rules and regulations or actions taken by regulatory authorities;

•           adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•           the highly competitive nature of the ocean-going transportation industry;

•           the loss of one or more key customers;

•           fluctuations in foreign exchange rates against the U.S. dollar; and

•           potential liability from future litigation.

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ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the three months ended March 31, 2009 and 2008 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 591 barges and 29 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 47% of world soybean production in 2009, as compared to 30% in 1995.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet consists of five PSVs currently in operation and seven under construction. One PSV is under construction in Brazil with expected delivery in the second quarter of 2009. In addition, we contracted with a shipyard in India to construct four PSVs with contractual deliveries commencing in the fourth quarter of 2009, and with another shipyard in China to construct two PSVs with contractual deliveries commencing in the fourth quarter of 2009.

Our Ocean Business operates eleven ocean-going vessels, including five Product Tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, four Capesize / OBO vessels, one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate carrying capacity of approximately 750,700 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in three months ended March 31, 2009

On January 5, 2009, we announced that our board of directors authorized an extension of the share repurchase program until March 31, 2009 retaining the original cumulative U.S. dollar limit of $50.0 million.

On January 21, 2009, we entered into a cleared Forward Freight Agreement (¨FFA¨) contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. (¨BNP¨) with London Clearing House (¨LCH¨) to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 15 days per month between January and March 2009 (both inclusive) in exchange for a fixed rate of $17,500 (seventeen thousand five hundred U.S. dollars) per day.

On January 22, 2009, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days per month between April and June 2009 (both inclusive) in exchange for a fixed rate of $23,000 (twenty three thousand U.S. dollars) per day.

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On February 6, 2009, we entered into an Over the Counter FFA ("OTC FFA") contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 180 days (15 days per month from January to December 2010, both inclusive) in exchange for a fixed rate of $30,000 (thirty thousand U.S. dollars) per day.

On February 27, 2009, we agreed with Banco BICE to fully and voluntarily prepay a total of $18.7 million which represented all of the outstanding amounts under the $25.0 million four-year term secured loan agreement we had entered into on January 25, 2008 without any contractual penalty or breakage costs. We agreed we would pay $7.8 million on March 25, 2009 and $10.9 million on April 29, 2009, plus all interests accrued to each payment date.

On March 11, 2009, we paid $4.4 million corresponding to the third 20% installment due under the ship building contracts for one of our four PSVs under construction in India.

On March 18, 2009, we paid $5.4 million corresponding to the third 20% installment due under the ship building contracts for the first of our two PSVs under construction in China.

On March 19, 2009 we bought back £0.5 million per month between May and December 2009 (both inclusive) at an average rate of $1.457 per £, which we had previously sold to Natixis on September 11, 2008 to cover part of our currency exposure on our Offshore Supply operations in the North Sea. This transaction resulted in a net gain of $1.0 million for the Company, which had already been accounted for in our financial statements as of December 31, 2008.

On March 25, 2009, we paid $7.8 million plus all interests accrued up to that date to partially prepay the outstanding amounts under our $25.0 million four-year term secured loan agreement with Banco BICE as previously agreed on February 27, 2009.

Recent Developments

On April 9, 2009, we paid $5.4 million corresponding to the third 20% installment due under the ship building contracts for the second of our two PSVs under construction in China.

On April 21, 2009, we entered into a bareboat charter for a Product Tanker which we currently employ in the South American coastal trade.

On April 23, 2009, we announced that our board of directors authorized an extension of the share repurchase program until September 30, 2009 retaining the original cumulative U.S. dollar limit of $50.0 million. As of May 11, 2009 we had repurchased a total of 3,923,094 of our shares at an average cost of $4.97 per share for a total cost of $19.5 million.

On April 29, 2009, we paid the remaining $10.9 million plus all interests accrued up to that date to fully prepay the outstanding amounts under our $25.0 million four-year term secured loan agreement with Banco BICE as previously agreed on February 27, 2009.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

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Revenues

In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

 In our Offshore Supply Business, we usually contract substantially all of our capacity under time charters to charterers in the North Sea and Brazil.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 54% of the total revenues from our businesses for the first three months of 2009, and COA revenues accounted for 46%. With respect to COA revenues, 74% were in respect of repetitive voyages for our regular customers and 26% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. We expect that our results of operations will be negatively impacted in 2009 due to the decline in soybean production associated with the drought experienced in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia Region. Low water levels in the upper Paraguay River during the fourth quarter of 2008 extending into January 2009 have also affected our volumes carried from that section of the River mainly out of Corumba. The continuation of these low water levels in the upper stretch of the Paraguay River could have a negative effect on the volumes carried in the third and fourth quarters of 2009. In 2009 our regular cargo volumes are going to be adversely affected by the decisions of certain iron ore producers to cut back on production volumes and also the 2008 / 2009 crop conditions, particularly in Paraguay, have been drastically affected by droughts and yields are expected to be significantly lower than average. USDA estimates for 2010 soybean production in the region are however significantly higher in volume with approximately the same harvested area and production as in 2008.

In our Ocean Business, we continued to employ a significant part of our Capesize / OBO ocean fleet on time charter to existing customers during the three months ended March 31, 2009. However, our vessels Princess Marisol and Princess Susana were employed during most of the first quarter of 2009 under COAs. The international market in the first quarter of 2009 has been volatile with daily rates for Capesizes varying between $8,997 and $39,538. Our Product Tankers remained employed by the same charterers as in the fourth quarter of 2008.

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Our Offshore Supply fleet remained employed in the first quarter of 2009 under the same charters as in the fourth quarter of 2008.

Expenses

Our operating expenses generally include the daily cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance expenses. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include brokerage commissions paid by us to third parties which provide brokerage services.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a shipyard under construction in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rent offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina.

Through UP Offshore, we hold a lease for office space in Aberdeen, Scotland and Rio de Janeiro, Brazil.

In addition, through Ravenscroft, we own a building in Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During the first quarter of 2009, 89% of our revenues were denominated in U.S. dollars. Also, for the three months ended March 31, 2009, 10% of our revenues were denominated and collected in British pounds and 1% of our revenues were denominated and collected in Brazilian reais. However, 28% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the three months ended March 31, 2009, the majority of our expenses were denominated in U.S. dollars while 18% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Rates of Exchange Variation and Fuel Price Increases

 Neither the United States' inflation nor global inflationary trends have had a material impact on our operations, although future inflation may affect our results and certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation in the future may have a negative impact on our results.

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Exchange rate variations, in particular revaluations of the U.S. dollar, can have a positive effect by reducing our operational expenses but they may also have a negative effect over the amounts that we hold, have to collect or on tax credits expressed in currencies other than the U.S. dollar.

In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly or because our consumption patterns may differ from those used to adjust our freights.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are currently time chartered to third parties since it is the charterers' responsibility to pay for the fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices, may have a temporary negative or positive effect on results as the case may be on results as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally in the long term freight rates in the market are sensitive to the price of fuel.

Forward Freight Agreements (FFAs)

We enter into Forward Freight Agreements (FFAs) for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and "Over the Counter" (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

We primarily aim to hedge the market exposure of our Capesize / OBO Fleet (vessels Princess Nadia, Princess Susana, Princess Katherine and Princess Marisol) through our FFA activity. Given these vessels' age, size, fuel consumption and other characteristics, they differ from the "theoretical" vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take this difference into consideration when determining the equivalence between the contract quantity and our exposure to the market. The percentage of discount to apply may vary with market levels and while we generally estimate an average discount of 20 to 30 per cent these percentages may not always reflect the discount that our vessels have to accept when fixing a particular employment.

OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company's financial condition and results of operations. As of March 31, 2009, 82% of the mark-to-market of our outstanding OTC FFAs was with Bunge S.A. as counterpart and 18% was with Cetragpa Suresnes SNC (a subsidiary of Louis Dreyfus Armateurs).

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either hedging risk or for trading purposes to take advantage of

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short term fluctuations in freight rates. As of March 31, 2009, we were committed to FFAs with a fair value of $55.9 million recorded as an asset. Of this amount, $2.9 million was held through cleared FFA contracts and $53.0 million was held through OTC FFA contracts with a total of two different counterparties. These contracts settle between April 2009 and December 2010.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of March 31, 2009.

All of our FFAs outstanding at March 31, 2009 qualified as cash flow hedges for accounting purposes, with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrecognized income amounting to $57.2 million which are shown at fair value on our balance sheet.

We recorded an aggregate net realized gain of $12.2 million from the settlement of our FFA contracts in the first quarter of 2009 in ¨Revenues - Ocean Business¨.

As of May 11, 2009 the asset related to the fair market value of the FFAs was $48.4 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

Although the counterparties to our FFAs have met their obligations under their respective FFAs to date and we have received no indication that any of them will not continue to do so, there can be no guarantee that they will continue to meet their obligations in the future.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates.

Legal Proceedings

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguayan Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favorable for our position. All court proceedings on the case are over, and it is expected that the Tax and Administrative Court issues its finding by mid 2009. On March 27, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision, which

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will be (on appeal) under review by the Paraguayan Supreme Court. We have been advised by UABL's counsel in the case, that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6.1 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International SA was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  The parties now await the decision by the court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International SA had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

On April 7, 2009 the Paraguayan Customs commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 to YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. had submitted a defense on April 23, 2009 requesting the closing of those proceedings based on the non-infringement of Customs regulations. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. We have been advised by our local counsel that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

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Results of Operations

Three months ended March 31, 2009 compared to three months ended March 31, 2008.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars (1)

	Three Months Ended March 31,
	2009	2008	Percent Change
Revenues
Attributable to River Business	$23,276	$27,156	-14%
Attributable to Offshore Supply Business	9,172	9,187	0%
Attributable to Ocean Business	25,368	31,058	-18%
Total revenues	57,816	67,401	-14%

Voyage expenses
Attributable to River Business	(9,792)	(13,555)	-28%
Attributable to Offshore Supply Business	(407)	(422)	-4%
Attributable to Ocean Business	(3,314)	(982)	237%
Total voyage expenses	(13,513)	(14,959)	-10%

Running costs
Attributable to River Business	(7,949)	(7,954)	0%
Attributable to Offshore Supply Business	(4,084)	(3,937)	4%
Attributable to Ocean Business	(8,099)	(8,142)	-1%
Total running costs	(20,132)	(20,033)	1%

Amortization of dry dock & intangible assets	(1,083)	(1,412)	-23%
Depreciation of vessels and equipment	(8,902)	(7,663)	16%
Administrative and commercial expenses	(5,496)	(5,234)	5%
Other operating income	766	2,051	-63%

Operating profit	9,456	20,151	-53%

Financial expense and other financial expenses	(7,673)	(6,461)	19%
Financial income	95	438	-78%
Gain on derivative instruments, net	75	6.311	-99%
Investment in affiliates	(90)	(174)	-48%
Other, net	(159)	(175)	-9%

Total other expenses	(7,752)	(61)	-

Income from continuing operations before income taxes	1,704	20,090	-92%

Income taxes	(407)	(627)	-35%
Net income attributable to non controlling interest in subsidiaries	(130)	(240)	-46%

Income from continuing operations	1,167	19,223	-94%

Loss from discontinued operations	(550)	(1,884)	-71%

Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$17,339	-96%

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

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Revenues. Total revenues from our River Business decreased by 14%, to $23.3 million for the three months ended March 31, 2009 from $27.2 million for the same period in 2008. This decrease is mainly attributable to a 9% decrease in volumes loaded and 16% decrease in freight rates due to a negative fuel price adjustment, partially offset by revenues derived from other River operations.

Total revenues from our Offshore Supply Business remained unchanged at $9.2 million for the three months ended March 31, 2009. When considering this result, the following differentiating factors must be taken into account. We had less operational days of our vessel UP Esmeralda on the first quarter of 2008 than in the same period of 2009 as a consequence of a propulsion damage and higher average earnings of our UP Topazio on its time charter employment in the North Sea during the first quarter of 2009, mainly offset by the effect of the depreciation of the British pound and Brazilian reais against the U.S. dollar in the first three months of 2009 and a lesser number of operational days of our vessel UP Topazio attributable to her scheduled drydock in the first quarter of 2009.

Total revenues from our Ocean Business decreased by 18%, from $31.1 million for the three months ended March 31, 2008 to $25.4 million for the same period in 2009. This decrease is primarily attributable to the lower time charter rates obtained by some of our Capesize / OBO fleet, partially offset by the fact that for a portion of the first quarter of 2009 two of our Capesizes operated under COAs while four vessels in this class were operated under time charters in the same period of 2008, coupled with lesser operational days of our Princess Susana due to propeller damage and of our Princess Marisol attributable to her special survey completion. This decrease was partially offset by a full quarter of operation of our bareboat chartered Product Tanker Austral delivered in April 2008 and by the net effect of settlements of the FFA positions accounted for as cash flow hedges during the first quarter of 2009 that resulted in an increase in Ocean Business revenues of $12.2 million.

Voyage expenses. In the three months ended March 31, 2009, voyage expenses of our River Business were $9.8 million, as compared to $13.6 million for the same period of 2008, a decrease of $3.8 million, or 28%. The decrease is mainly attributable to a 43% reduction in fuel expenditures due to a 12% decrease in fuel consumption consistent with the lower volume of cargo transported during the first quarter of 2009 and a 35% reduction in fuel prices.

Voyage expenses of our Offshore Supply Business remained unchanged.

In the three months ended March 31, 2009, voyage expenses of our Ocean Business were $3.3 million, as compared to $1.0 for the same period of 2008, an increase of $2.3 million. This increase is mainly attributable to higher bunker costs related to the operations of our Princess Susana and Princess Marisol under COAs performed during most of the first quarter of 2009 whereas in the equivalent period of 2008 these vessels were on time charter and to the bareboat charter hire paid for our Product Tanker Austral delivered in April 2008.

Running costs. For the three months ended March 31, 2009, running costs of our River Business were $7.9 million, as compared to $8.0 million for the same period in 2008. This result is mainly attributable to salary increases in Paraguay and higher insurance costs due to a larger fleet, offset by the depreciation of local currencies against the U.S. dollar and lower maintenance and repairs expenses.

For the three months ended March 31, 2009, running costs of our Offshore Supply Business were $4.1 million, as compared to $3.9 million for the same period in 2008. This increase of 4% is primarily attributable to an increase in our ongoing maintenance costs.

For the three months ended March 31, 2009, running costs of our Ocean Business were $8.1 million, as compared to $8.1 million for the same period in 2008. Included in this result is the commencement of operations of our Product Tanker Austral in April 2008, partially offset by lesser operational days of our Princess Marisol due to the completion of her drydock and special survey during the first quarter of 2009.

 Amortization of dry docking and intangible assets. For the three months ended March 31, 2009, amortization of dry docking and special survey costs were $1.1 million as compared to $1.4 million for the same period in 2008, a decrease of $0.3 million or 23%. This decrease is primarily attributable to a reduced level of amortization of drydock in our River Business, partially offset by an increased level of amortization of drydock in our Offshore Supply Business.

12

Depreciation of vessels and equipment. Depreciation increased by $1.2 million, or 16%, to $8.9 million for the three months ended March 31, 2009 as compared to $7.7 million for the same period in 2008. The additional depreciation is associated with the acquisition of 57 Mississippi barges and three pushboats in the U.S. during the first quarter of 2008 and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program coupled with an increased level of depreciation of our Capesize vessel Princess Marisol.

Administrative and commercial expenses. Administrative and commercial expenses were $5.5 million for the three months ended March 31, 2009 as compared to $5.2 million for the same period in 2008, an increase of $0.3 million, or 5%. This increase is mainly attributable to an increase in salaries and related expenses in our River Business.

Other operating income. For the three months ended March 31, 2009, other operating income was $0.8 million as compared to $2.1 million for the same period in 2008, a decrease of $1.3 million. This decrease is primarily attributable to income related to the delay and loss of hire insurances of our Alejandrina, UP Topazio and UP Esmeralda during the first quarter of 2008, partially offset by the income related to the delay and loss of hire of our Princess Susana due to her propeller damage in the first quarter of 2009.

Operating profit. Operating profit for the three months ended March 31, 2009 was $9.5 million, as compared to $20.2 million for the same period in 2008, a decrease of $10.7 million, or 53%. This decrease is mainly attributable to lower level of revenues in our Ocean Business mainly due to the lower results obtained by our Capesize / OBO vessels coupled with lower revenues in our River Business and a higher level of depreciation of vessels and equipments in our River and Ocean Businesses.

 Financial expense and other financial expenses. For the three months ended March 31, 2009, financial expense and other financial expenses was $7.7 million as compared to $6.5 million for the same period in 2008, an increase of $1.2 million, or 19% which is mainly attributable to a $1.6 million loss due to fluctuations in foreign currencies against the U.S. dollar in the first quarter of 2009 coupled with a larger outstanding debt, partially offset by lower average interest rates paid.

Financial income. Financial income was $0.1 million in the first quarter of 2009 as compared to $0.4 million in the same period of 2008. This $0.3 million decrease is attributable to significantly lower interest rates earned, partially offset by a larger amount of cash outstanding.

Gain on derivative instruments, net. Gain on derivative instruments, net was $0.1 million in the first quarter of 2009 as compared to $6.3 million for the same period in 2008. This decrease is attributable to a non cash gain on FFAs of $11.7 million during the three months ended March 31, 2008 as compared to none in the same period of 2009, partially offset by a cash loss on FFAs of $5.4 million in the first quarter of 2008.

Net income attributable to non controlling interest in subsidiaries. Net income attributable to non controlling interest in subsidiaries for the three months ended March 31, 2009 was $0.1 million, as compared to $0.2 million for the same period in 2008, a decrease of $0.1 million, or 46% mainly attributable to lower results of our subsidiary in the Offshore Supply Business during the first quarter of 2009.

Income taxes. For the three months ended March 31, 2009 we had an income tax charge of $0.4 million, compared with $0.6 million for the same period in 2008. The lower charge is mainly explained by the lower results obtained in our River Business in the first quarter of 2009.

Loss from discontinued operations. In the first quarter of 2009, loss from discontinued operations was $0.5 million, or $1.3 million lower than the same period of 2008. This decrease is mainly attributable to the fact our vessel Blue Monarch remained laid up awaiting sale in the first quarter of 2009 while the same ship was being prepared for trading in the first quarter of 2008, partially offset by an increase in losses due to foreign currencies depreciation against the U.S. dollar.

Liquidity and Capital Resources

 We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

13

 The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of March 31, 2009, we had aggregate indebtedness of $403.7 million, consisting of $180.0 million aggregate principal amount of our Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $10.2 million under a senior loan facility with DVB Bank AG ("DVB"), indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $72.1 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $17.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $11.8 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $16.5 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiary Lowrie Shipping LLC of $10.9 million under a senior loan facility with Banco BICE, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $7.2 million.

As of March 31, 2009, we had cash and cash equivalents on hand of $88.5 million.

Operating Activities

In the three months ended March 31, 2009, we generated $15.0 million in cash flow from operations compared to $24.9 million in the same period of 2008. We had a net income of $0.6 million for the first three months ended March 31, 2009, as compared to a net income of $17.3 million in the same period of 2008, a decrease of $16.7 million.  Included in the result for the first quarter of 2008 are $6.3 million attributable to non-cash gains due to the mark-to-market under our FFAs.

Investing Activities

During the three months ended March 31, 2009, we disbursed $6.5 million for our new barge building yard under construction, $0.2 million in the construction of our new pushboat Zonda I and $4.0 for other investments in our River Business; $4.4 million to fund the advances on one of the four PSVs that are being constructed in India, $5.4 million to fund the advances on one of the two PSVs that are being constructed in China and $1.3 million in relation to PSV vessel UP Rubi, under construction in Brazil, in our Offshore Supply Business; and $1.4 million to fund the improvement works in our Capesize vessel Princess Marisol, $0.1 million in our inland tank barge Parana Petrol, and $0.4 million to fund investments on our Product Tankers,  Miranda I and Alejandrina, in our Ocean Business.

Financing Activities

Net cash used in financing activities was $9.2 million during the three months ended March 31, 2009, compared to net cash used in financing activities of $6.9 million during the same period of 2008. The result is mainly attributable to an increase of our long-term debt repayments in the first quarter of 2009 compared with the same period in 2008, and an early repayment of $7.8 million on March 25, 2009, partially offset by $4.6 million used in repurchasing shares in the first quarter of 2008, as compared to none in the same period of 2009.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, including the cost of our vessels's drydocks, constructing new vessels such as PSVs, barges and pushboats, potentially acquiring other assets including second-hand ocean vessels, increasing the size and / or refurbish many of our barges, constructing a new shipyard primarily for building barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $48.4 million, out of which $10.5 million will be financed with our own cash and $37.9 million with the part of the undrawn proceeds committed under the DVB / Natixis loan

14

facility. We estimate that the cost of re-bottoming existing barges in 2009 will be around $8.0 million and that the cost of replacing the engines in our line pushboats in 2009 will be approximately $26.6 million. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in Brazil and China will amount to $23.4 million. Finally, we expect to pay approximately $1.5 million to finalize the construction of our shipbuilding yard in Argentina, and that we will also make capital expenditures to fund the building of new barges beginning in the second half of 2009. We may order additional vessels and / or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our EBITDA to our cash flow for the three months ended March 31, 2009 and 2008.

	Three Months Ended March 31,
($000)	2009	2008

Total cash flows from operating activities	15,029	24,921
Total cash flows from (used in) investing activities	(23,195)	(40,354)
Total cash flows from (used in) financing activities	(9,231)	(6,872)

Net cash provided by operating activities from continuing operations	14,639	26,108
Net cash (used in) provided by operating activities from discontinued operations	390	(1,187)
Total cash flows from operating activities	15,029	24,921

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(3,567)	(3,392)
Expenditure for dry docking	910	695
Income taxes	407	627
Financial expenses	6,064	6,461
Gain on derivatives, net	75	6,311
(Gain) on disposal of assets	-	-
Premium paid on redemption of preferred shares	-	-
Other adjustments	(905)	(1,424)

Adjustments from discontinued operations	-	-

Increase / decrease in operating assets and liabilities	(636)	72
Expenditure for dry docking	-	-
Income taxes	-	-
Financial expenses	1	(14)
(Gain) on disposal of assets	-	-
Other adjustments	(304)	-
	-	-
EBITDA from continuing operations	17,623	35,386
EBITDA from discontinued operations	(549)	(1,129)
Consolidated EBITDA	17,074	34,257

15

The following tables reconcile our EBITDA to our segment operating profit (loss) for the three months ended March 31, 2009 and 2008, on a consolidated and a per segment basis:

	Three Months Ended March 31, 2009
($000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(402)	$2,062	$7,796	$9,456
Depreciation and amortization	3,241	1,328	5,416	9,985
Investment in affiliates / Net income attributable to non controlling interest in subsidiaries	(85)	(130)	(5)	(220)
Gains on derivatives, net	0	75	0	75
Other Net	(179)	0	20	(159)

Segment EBITDA	$2,575	$3,335	$13,227	$19,137

Items not included in segment EBITDA

Financial income				95
Other financial expenses				(1,609)
From discontinued operations				(549)

Consolidated EBITDA				$17,074

	Three Months Ended March 31, 2008
($000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$772	$3,950	$15,429	$20,151
Depreciation and amortization	3,055	1,166	4,854	9,075
Investment in affiliates / Net income attributable to non controlling interest in subsidiaries	(124)	(240)	(50)	(414)
Gains on derivatives, net	0	0	6,311	6,311
Other Net	(180)	0	5	-175

Segment EBITDA	$3,523	$4,876	$26,549	$34,948

Items not included in segment EBITDA

Financial income				438
From discontinued operations				(1,129)

Consolidated EBITDA				$34,257

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

16

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at March 31, 2009

17

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Consolidated financial statements

–Condensed consolidated balance sheets at March 31, 2009 (unaudited) and December 31, 2008	- 1 -

–Condensed consolidated statements of income for the three-month periods ended March 31, 2009 and 2008 (unaudited)	- 2 -

–Condensed consolidated statements of changes in Ultrapetrol (Bahamas) Limited Stockholders equity for the three-month periods ended March 31, 2009 and 2008 (unaudited)	- 3 -

–Condensed consolidated statements of cash flows for the three-month periods ended March 31, 2009 and 2008 (unaudited)	- 4 -

–Notes to condensed consolidated financial statements	- 5 -

18

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2009 (Unaudited)	At December 31, 2008
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$88,462	$105,859
Restricted cash	2,478	2,478
Accounts receivable, net of allowance for doubtful accounts of $507 and $432 in 2009 and 2008, respectively	20,672	17,782
Receivables from related parties	355	363
Operating supplies	4,941	4,059
Prepaid expenses	4,421	5,294
Receivables from derivative instruments	37,428	44,152
Other receivables	18,097	23,073
Other assets	4,084	4,852
Total current assets	180,938	207,912
NONCURRENT ASSETS

Receivables from derivative instruments	17,382	20,078
Other receivables	10,841	11,600
Receivables from related parties	4,958	4,873
Restricted cash	1,170	1,170
Vessels and equipment, net	567,705	552,683
Dry dock	3,976	3,953
Investment in affiliates	1,725	1,815
Intangible assets	1,978	2,174
Goodwill	5,015	5,015
Other assets	8,608	9,049
Deferred income tax assets	4,228	4,737
Total noncurrent assets	627,586	617,147
Total assets	$808,524	$825,059

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$18,167	$21,747
Payable to related parties	76	15
Accrued interest	7,185	2,567
Current portion of long-term financial debt	33,796	43,421
Other liabilities	3,118	4,416
Total current liabilities	62,342	72,166
NONCURRENT LIABILITIES

Long-term financial debt net of current portion	369,942	369,519
Deferred income tax liability	6,577	6,515
Total noncurrent liabilities	376,519	376,034
Total liabilities	438,861	448,200

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,519,936 shares outstanding	334	334
Additional paid-in capital	268,869	268,425
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	57,812	57,195
Accumulated other comprehensive income (loss)	57,036	65,423
Total Ultrapetrol (Bahamas) Limited stockholders equity	364,563	371,889

Noncontrolling interests in subsidiaries	5,100	4,970
Total equity	369,663	376,859
Total liabilities and equity	$808,524	$825,059
The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2009	2008
REVENUES

Revenues from third parties	$57,816	$67,401
Total revenues	57,816	67,401

OPERATING EXPENSES

Voyage expenses	(13,513)	(14,959)
Running costs	(20,132)	(20,033)
Amortization of dry docking	(887)	(1,216)
Depreciation of vessels and equipment	(8,902)	(7,663)
Amortization of intangible assets	(196)	(196)
Administrative and commercial expenses	(5,496)	(5,234)
Other operating income	766	2,051
	(48,360)	(47,250)
Operating profit	9,456	20,151

OTHER INCOME (EXPENSES)

Financial expense	(6,064)	(6,461)
Other financial expenses	(1,609)	-
Financial income	95	438
Gains on derivatives, net	75	6,311
Investment in affiliates	(90)	(174)
Other, net	(159)	(175)
Total other (expenses)	(7,752)	(61)

Income from continuing operations before income taxes	1,704	20,090

Income taxes	(407)	(627)
Income from continuing operations	1,297	19,463

Loss from discontinued operations	(550)	(1,884)
Net income	747	17,579

Net income attributable to noncontrolling interests in subsidiaries	130	240
Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$17,339

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	$1,167	$19,223
Loss from discontinued operations	(550)	(1,884)
Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$17,339

BASIC INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	$0.04	$0.58
From discontinued operations	(0.02)	(0.06)
	$0.02	$0.52

DILUTED INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	$0.04	$0.58
From discontinued operations	(0.02)	(0.06)
	$0.02	$0.52
Basic weighted average number of shares	29,404,285	33,170,208
Diluted weighted average number of shares	29,404,285	33,299,557

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

		Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest in subsidiaries	Total equity

December 31, 2007	33,443,030	$334	$266,647	$-	$9,672	$(23,511)	$3,742	$256,884

Compensation related to options and restricted stock granted	-	-	444	-	-	-	-	444

Repurchase of treasury shares	(638,971)	-	-	(6,133)	-	-	-	(6,133)

Comprehensive income:
–Net income	-	-	-	-	17,339	-	240	17,579
–Effect of derivative financial instruments	-	-	-	-	-	(9,849)	-	(9,849)
Total comprehensive income								7,730
March 31, 2008	32,804,059	$334	$267,091	$(6,133)	$27,011	$(33,360)	$3,982	$258,925

December 31, 2008	29,519,936	$334	$268,425	$(19,488)	$57,195	$65,423	$4,970	$376,859

Compensation related to options and restricted stock granted	-	-	444	-	-	-	-	444

Comprehensive loss:
–Net income	-	-	-	-	617	-	130	747
–Effect of derivative financial instruments	-	-	-	-	-	(8,387)	-	(8,387)
Total comprehensive loss								(7,640)
March 31, 2009	29,519,936	$334	$268,869	$(19,488)	$57,812	$57,036	$5,100	$369,663

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$617	$17,339

Adjustments to reconcile net income to net cash provided by operating activities:

Loss from discontinued operations	550	1,884
Depreciation of vessels and equipment	8,902	7,663
Amortization of dry docking	887	1,216
Expenditure for dry docking	(910)	(695)
Gains on derivatives, net	(75)	(6,311)
Amortization of intangible assets	196	196
Share-based compensation	444	444
Debt issuance expense amortization	470	563
Net income attributable to noncontrolling interest in subsidiaries	130	240
Net loss from investment in affiliates	90	174
Allowance for doubtful accounts	75	3
Other	(304)	-

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(3,047)	(2,322)
Receivable from related parties	(77)	105
Other receivables, operating supplies and prepaid expenses	6,232	(1,579)
Other	438	114
Increase (decrease) in liabilities:
Accounts payable	(3,422)	2,836
Payable to related parties	3,443	(320)
Other	-	4,558
Net cash provided by operating activities from continuing operations	14,639	26,108
Net cash provided by (used in) operating activities from discontinued operations	390	(1,187)
Total cash flows from operating activities	15,029	24,921

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($11,612 and $11,148 in 2009 and 2008 for vessels in construction)	(24,295)	(36,218)
Net decrease in funding cash collateral of forward freight agreements	-	1,723
Cash settlements paid on forward freight agreements	-	(5,408)
Other	1,100	-
Net cash (used in) investing activities from continuing operations	(23,195)	(39,903)

Net cash (used in) investing activities from discontinued operations	-	(451)
Total cash flows (used in) investing activities	(23,195)	(40,354)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(4,839)	(3,277)
Early repayments of long-term financial debt	(7,813)	-
Proceeds from long-term financial debt	3,450	25,000
Decrease in short-term financial debt	-	(25,000)
Funds used in repurchase of treasury shares	-	(4,580)
Other	(29)	985
Net cash (used in) financing activities from continuing operations	(9,231)	(6,872)
Net (decrease) in cash and cash equivalents	(17,397)	(22,305)

Cash and cash equivalents at the beginning of year (including $2,546 and $1,448 related to discontinued operations)	$105,859	$64,262
Cash and cash equivalents at the end of period (including $448 and $584 related to discontinued operations)	$88,462	$41,957

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the three-month periods ended March 31, 2009 and 2008 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2008, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard  No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements ("SFAS 160"), an Amendment of ARB No. 51. SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated balance sheet within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. Other than the change in presentation of noncontrolling interests, the adoption of SFAS 160 had no impact on the Company's consolidated financial position or its results of operations.

b)	Earnings per share:

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share ("SFAS 128") basic net income of Ultrapetrol (Bahamas) Limited per share is computed by dividing the net income attributable to Ultrapetrol (Bahamas) Limited by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted net income per share of Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income per share calculations in all periods for which they are antidilutive.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following table sets forth the computation of basic and diluted net income per share of Ultrapetrol (Bahamas) Limited:

	For the three-month periods ended March 31,
	2009	2008

Income from continuing operations	$1,167	$19,223
Loss from discontinued operations	(550)	(1,884)
Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$17,339

Basic weighted average number of shares	29,404,285	33,170,208

Effect on dilutive shares:

Options and restricted stock	-	54,445

Warrants issued	-	74,904

Diluted weighted average number of shares	29,404,285	33,299,557

Basic net income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.04	$0.58
From discontinued operations	(0.02)	(0.06)
	$0.02	$0.52
Diluted net income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.04	$0.58
From discontinued operations	(0.02)	(0.06)
	$0.02	$0.52

c)	Comprehensive income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income ("SFAS 130"), establishes standards for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the condensed consolidated statement of changes in equity.

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At March 31, 2009	At December 31, 2008

Unrealized gain on FFA	$57,201	$65,743

Unrealized gain on EURO hedge	167	170

Unrealized (losses) on forward fuel purchases	(332)	(490)

Unrealized gain on derivative financial instruments	$57,036	$65,423

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The components of the change in the accumulated unrealized (losses) on derivative financial instruments were as follows:

	For the three-months period ended March 31,
	2009	2008
Reclassification adjustments for amounts included in net income:

-Revenues	$(12,188)	$-
-Voyage expenses	251	(149)
-Depreciation of vessels and equipment	(3)	(2)

Change in unrealized impact on:

-FFA	3,646	(9,885)
-Forward fuel purchases	(93)	187
	$(8,387)	$(9,849)

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2009 and December 31, 2008 were as follows:

	At March 31, 2009	At December 31, 2008

Ocean-going vessels	$235,332	$233,816
River barges and pushboats	245,166	242,148
PSVs	113,894	113,894
Construction of PSV in progress	25,369	24,059
Advance for PSV construction	70,223	59,920
Furniture and equipment	7,145	7,111
Building, land and operating base	13,615	12,385
Yard construction in progress	30,040	23,527
Total original book value	740,784	716,860
Accumulated depreciation	(173,079)	(164,177)
Net book value	$567,705	$552,683

As of March 31, 2009, the net book value of the assets pledged as a guarantee of our long term financial debt was $343,000.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs with deliveries in 2009 and 2010.  The price for each new PSV to be constructed in China is $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  As of March 31, 2009, UP Offshore (Bahamas) Ltd. had paid installments amounting $26,400 which are recorded as Advances for PSV construction.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries in 2009 and 2010.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  As of March 31, 2009, UP Offshore (Bahamas) Ltd. had paid installments on its PSV under construction in India totaling $39,623, which are recorded under Advances for PSV construction account.

In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSV with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.  As of March 31, 2009 we have taken delivery and placed into service three PSVs (two in 2006 and one in 2007).

As of March 31, 2009, the Company had remaining commitments of $77,400 on non-cancelable contracts for the construction of seven PSV (four in India, two in China and one in Brazil) scheduled for delivery in 2009 and 2010.

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at March 31, 2009 and December 31, 2008:

	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000
UP Offshore Apoio	DVB AG	Through 2016	900	9,325	10,225
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	5,050	45,775	50,825
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,750	18,500	21,250
Stanyan Shipping Inc.	Natixis	Through 2017	908	10,892	11,800
Lowrie Shipping LLC	BICE	2009	10,938	-	10,938
Ultrapetrol (Bahamas) Ltd.	BICE	Through 2009	10,000	-	10,000
Hallandale Commercial Corp.	Nordea	Through 2013	3,000	13,450	16,450
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	250	17,000	17,250
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000
At March 31, 2009			$33,796	$369,942	$403,738
At December 31, 2008			$43,421	$369,519	$412,940

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lender, to finance the construction and delivery of our PSVs being constructed in India.

During the three-month period ended March 31, 2009, we drew down $3,450 of the Tranche A and at March 31, 2009, the outstanding principal balance under the loan agreement was $17,250.

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited and Angus Shipping LLC, as Guarantors, and Tuebrook Holdings Inc., as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008. The loan accrued interest at LIBOR plus 2.95% per annum.

On February 27, 2009, we agreed with Banco BICE to fully and voluntary prepaid all of the outstanding amounts under this loan without any contractual penalty or breakage costs.  On March 25, 2009, we pre-paid $7,813.  Therefore, the remaining amount of $10,938 was classified as current portion of long-term financial debt as of March 31, 2009.

On April 29, 2009, we paid the outstanding amount of $10,938 to discharge the loan completely.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, we entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum. The Company has renewed this loan until July 2009.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

	a)	Paraguayan Customs Dispute

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.  We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

On March 26, 2009, the Paraguayan Court for Tax Matters, issued a decision in favor of UABL Paraguay, sustaining the appeal filed by the Company and revoking the prior instance decision.  The case was appealed by the Paraguayan Central Tax Authorities and was submitted for the Paraguayan Supreme Court's consideration.

We have been advised by UABL´s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any these taxes or fines.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

	b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $2,949 (including interest and fines).  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transactions tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6,100 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym). UABL International S.A. challenged the judge's decision, which is under revision by a higher court.

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

On August 30, 2008 both parties submitted their arguments to the judge, who is in a position to pass sentence.  We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

6.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Effective January 1, 2009, the Company adopted SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 ("SFAS 161") SFAS 161 requires enhanced disclosure for derivative instruments and hedging activities about how and why an entity uses derivative instruments and hedges and how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.

The Company accounts for derivatives in accordance with SFAS 133. All of the Company's derivative positions are stated at fair value in the accompanying condensed consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges under SFAS 133 are reported in the accompanying condensed consolidated statements of income as gains on derivatives, net.  Realized and unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) in the accompanying condensed consolidated statement of changes in equity to the extent they are effective and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges are recognized immediately in income (loss).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as receivables from derivative instruments and other liabilities, as follows:

	At March 31, 2009
	Current receivables from derivative instruments		Noncurrent receivables from derivative instruments	Current other liabilities

FFA	$37,087	(1)	$17,382	$-
Forward fuel purchases	-		-	332
Forward currency exchange contracts	341		-	-
	$37,428		$17,382	$332

(1)	This amount was offset by a cash collateral of $1,472 received from the clearing house.

	At December 31, 2008
	Current receivables from derivative instruments		Noncurrent receivables from derivative instruments	Current other liabilities

FFA	$41,754	(1)	$20,078	$-
Forward fuel purchases	-		-	490
Forward currency exchange contracts	2,398		-	-
	$44,152		$20,078	$490

(1)	This amount was offset by a cash collateral of $3,911 received from the clearing house.

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties.

CASH FLOW HEDGE

FFA

Through 2007 the Company employed its Capesize OBO Fleet in the carriage of dry bulk cargos under time charter contracts. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel. During this time of fixed time charter rates obtained by the Company's Capesize OBO Fleet, the Company entered into freight forward agreements (FFA), which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market. The Company already had in place fixed rate time charter contracts for its Capesize OBO Fleet that extended through March 2008 (e.g. the revenues of the fleet were fixed until March 2008), so there was no cash flow risk until the period from April, 2008 forward.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Company entered into FFA either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce its exposure to changes from April 2008 onwards in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Capesize OBO fleet.  These FFA involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFA are hedging the fluctuation in the revenues of the Capesize OBO fleet which are based on the C4TC Index.

At March 31, 2009 the outstanding FFA entered by the Company were as follows:

Days		Fixed rate paid($/day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

OTC contracts:

137.5	(1)	90,000	C4TC	$12,375	$9,532	April to December 2009
137.5	(1)	90,500	C4TC	12,443	9,787	April to December 2009
137.5	(1)	95,000	C4TC	13,063	10,396	April to December 2009
365.0	(2)	83,000	C4TC	30,295	21,634	January to December 2010
180.0	(3)	30,000	C4TC	5,400	1,676	January to December 2010

Contracts via clearing house:

90.0	(3)	51,000	C4TC	4,590	2,916	July to December 2009
				$78,166	$55,941

(1)	Corresponds to 50% of days of every calendar month.
(2)	Corresponds to each calendar month.
(3)	Corresponds to 15 days per month.

During the three-month period ended March 31, 2009, the Company received net cash settlements for its FFA positions totaled $12,188.

FFA have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as unrealized income of $57,201 at March 31, 2009 and an unrealized income of $65,743 at December 31, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize OBO fleet in the Ocean Business.

FFA representing positions from January 2008 to March 2008 were not designated as hedges for accounting purposes and the Company paid cash settlements totaled $5,408 for these positions.

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

On August 29, 2008, we entered into a forward currency exchange contract with DVB AG to sell ₤1,000,000 per month between January and April 2009 (both inclusive) at an average rate of $1.806 per pound sterling. On September 11, 2008, we entered into a forward currency exchange contract with Natixis to sell ₤500,000 per month between May and December 2009 (both inclusive) at an average rate of $1.710 per pound sterling.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

These contracts, which were not designated as cash flow hedge, enable the Company to buy this currency in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to the Company's operations in the Offshore Supply Business conducted in the North Sea.

During March 2009, the Company terminated its positions between May and December 2009, both inclusive, with notional value of ₤4,000,000.  The proceeds for these settlements, which were classified as other current receivables in the accompanying condensed consolidated balance sheet as of March 31, 2009, will be collected in future periods at the time of the original date.

Gains on derivatives, net included in the accompanying condensed consolidated statements of income for the three-month periods ended March 31, 2009 and 2008 are as follows:

	For the three-month periods ended March 31,
	2009	2008

FFA	$-	$6,311
Forward currency exchange contracts	75	-
	$75	$6,311

7.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

	a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

	b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

	c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

	d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

	e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

	f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

	g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

	h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three-month periods ended March 31, 2009 and 2008 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

8.	RELATED PARTY TRANSACTIONS

At March 31, 2009 and December 31, 2008, the balances of receivables from related parties, were as follows:

	At March 31, 2009	At December 31, 2008
Current:

−Puertos del Sur S.A. and O.T.S. (1)	$285	$285
−Other	70	78
	$355	$363
Noncurrent:

Puertos del Sur S.A. and O.T.S. (1)	$4,958	$4,873

(1)	This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2009.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

At March 31, 2009 and December 31, 2008 the payable to related parties, was as follows:

	At March 31, 2009	At December 31, 2008

−Maritima Sipsa S.A.	$19	$15
−Shipping Services Argentina S.A.	57	-
	$76	$15

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable.

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.  The expiration date and/or amount of the share repurchase program can be extended or amended at the discretion of the Board of Directors.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.  The Board of Director extended the program until September 30, 2009, retaining the original cumulative dollar limit.

At March 31, 2009, the Company repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

At March 31, 2009, the outstanding common shares are 29,519,936 par value $.01 per share.

At March 31, 2009 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,074, 4,886,395 and 150,878 shares, respectively, which represent 10.5%, 16.6% and 0.5%, respectively.  The joint voting power for these shares represents 71.5% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  All of the Company's operations in the Passenger Business were excluded from segment disclosures due to the reclassification of those operations to discontinued operations.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements.  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), three are employed in the North Sea and two in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate nine oceangoing vessels and semi-integrated oceangoing tug barge units (eight of these owned and one leased) under the trade name Ultrapetrol. Our Suezmax, Capesize and Handy size/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe.  Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the three-month periods ended March 31,
	2009	2008
Revenues (1)

−South America	$30,623	$33,377
−Europe	24,456	33,931
−Asia	978	-
−Other	1,759	93
	$57,816	$67,401

(1) Classified by country of domicile of charterers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At March 31, 2009	At December 31, 2008
Vessels and equipment, net

−South America	$360,291	$352,693
−Europe	58,830	59,515
−Asia	70,223	59,920
−Other	78,361	80,555
	$567,705	$552,683

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of income.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2009:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$25,368	$9,172	$23,276	$57,816
Running and voyage expenses	11,413	4,491	17,741	33,645
Depreciation and amortization	5,416	1,328	3,241	9,985
Segment operating profit (loss)	7,796	2,062	(402)	9,456
Segment assets	232,668	209,597	262,392	704,657
Investment in affiliates	281	-	1,444	1,725
(Loss) from investment in affiliates	(5)	-	(85)	(90)
Additions to long-lived assets	$1,540	$11,612	$11,143	$24,295

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At March 31, 2009

Total assets for reportable segments	$704,657
Other assets	15,405
Corporate cash and cash equivalents	88,462
Consolidated total assets	$808,524

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2008:

	Ocean Business	Offshore Supply Business	River Business	Total

Revenues	$31,058	$9,187	$27,156	$67,401
Running and voyage expenses	9,124	4,359	21,509	34,992
Depreciation and amortization	4,854	1,166	3,055	9,075
Segment operating profit	15,429	3,950	772	20,151
(Loss) from investment in affiliates	(50)	-	(124)	(174)
Additions to long-lived assets	$269	$11,148	$24,801	$36,218

11.	DISCONTINUED OPERATIONS

During 2008, the Company has decided to discontinue its operations in the Passenger Business.

For all periods presented the passenger Business operations have been reported as discontinued operations net of income taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The impact of discontinued operations on net income (loss) per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the condensed consolidated statements of income.

Discontinued operations, net of income taxes consist of the following:

	For the three-month periods ended March 31,
	2009	2008

Revenues	$-	$-
Running and voyage expenses	(250)	(1,036)
Depreciation and amortization	-	(769)
Other income (expenses), net	(300)	(79)
Loss from discontinued operations	$(550)	$(1,884)

At March 31, 2009 and December 31, 2008 $4,084 and $4,639, respectively of assets of discontinued operations are included in Other current assets.  At March 31, 2009 and December 31, 2008 there are no liabilities of discontinued operations.

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT MARCH 31, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$200,997	$55,274	$4,176	$(260,092)	$355
Other current assets	60,930	73,616	46,037	-	180,583
Total current assets	261,927	128,890	50,213	(260,092)	180,938

Noncurrent assets
Vessels and equipment, net	-	177,936	390,874	(1,105)	567,705
Investment in affiliates	293,417	-	1,725	(293,417)	1,725
Other noncurrent assets	5,662	27,354	25,140	-	58,156
Total noncurrent assets	299,079	205,290	417,739	(294,522)	627,586
Total assets	$561,006	$334,180	$467,952	$(554,614)	$808,524

Current liabilities
Payable to related parties	$-	$115,955	$144,213	$(260,092)	$76
Current portion of long-term financial debt	10,000	-	23,796	-	33,796
Other current liabilities	6,443	9,270	12,757	-	28,470
Total current liabilities	16,443	125,225	180,766	(260,092)	62,342

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	149,942	-	369,942
Other noncurrent liabilities	-	701	5,876	-	6,577
Total noncurrent liabilities	180,000	40,701	155,818	-	376,519
Total liabilities	196,443	165,926	336,584	(260,092)	438,861

Equity	364,563	168,254	131,368	(299,622)	364,563
Noncontrolling interest in subsidiaries	-	-	-	5,100	5,100
Total equity	364,563	168,254	131,368	(294,522)	369,663
Total liabilities and equity	$561,006	$334,180	$467,952	$(554,614)	$808,524

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$180,520	$59,109	$9,009	$(248,275)	$363
Other current assets	78,608	85,461	43,480	-	207,549
Total current assets	259,128	144,570	52,489	(248,275)	207,912

Noncurrent assets
Vessels and equipment, net	-	173,496	380,321	(1,134)	552,683
Investment in affiliates	299,191	-	1,815	(299,191)	1,815
Other noncurrent assets	5,809	31,067	25,773	-	62,649
Total noncurrent assets	305,000	204,563	407,909	(300,325)	617,147
Total assets	$564,128	$349,133	$460,398	$(548,600)	$825,059

Current liabilities
Payables to related parties	$-	$125,460	$122,830	$(248,275)	$15
Current portion of long-term financial debt	10,000	-	33,421	-	43,421
Other current liabilities	2,239	11,155	15,336	-	28,730
Total current liabilities	12,239	136,615	171,587	(248,275)	72,166

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	149,519	-	369,519
Other noncurrent liabilities	-	745	5,770	-	6,515
Total noncurrent liabilities	180,000	40,745	155,289	-	376,034
Total liabilities	192,239	177,360	326,876	(248,275)	448,200

Equity	371,889	171,773	133,522	(305,295)	371,889
Noncontrolling interest in subsidiaries	-	-	-	4,970	4,970
Total equity	371,889	171,773	133,522	(300,325)	376,859
Total liabilities and equity	$564,128	$349,133	$460,398	$(548,600)	$825,059

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$33,755	$25,306	$(1,245)	$57,816

Operating expenses	(2,169)	(23,019)	(24,402)	1,230	(48,360)
Operating profit (loss)	(2,169)	10,736	904	(15)	9,456

Investment in affiliates	3,119 (1)	-	(90)	(3,119)	(90)
Other income (expenses)	(333)	(5,674)	(1,655)	-	(7,662)
Income (loss) from continuing operations before income taxes	617	5,062	(841)	(3,134)	1,704

Income taxes	-	(39)	(368)	-	(407)
Income (loss) from continuing operations	617	5,023	(1,209)	(3,134)	1,297

Loss from discontinued operations	-	-	(550)	-	(550)
Net income	617	5,023	(1,759)	(3,134)	747

Net income attributable to noncontrolling interests in subsidiaries	-	-	-	(130)	(130)
Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$5,023	$(1,759)	$(3,264)	$617

(1)	Includes a loss of $550 related to discontinued operations.

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$38,492	$30,023	$(1,114)	$67,401

Operating expenses	(2,066)	(25,165)	(21,118)	1,099	(47,250)
Operating profit (loss)	(2,066)	13,327	8,905	(15)	20,151

Investment in affiliates	20,223	-	(174)	(20,223)	(174)
Other income (expenses)	(818)	1,370	(439)	-	113
Income from continuing operations before income taxes	17,339	14,697	8,292	(20,238)	20,090

Income taxes	-	124	(751)	-	(627)
Income from continuing operations	17,339	14,821	7,541	(20,238)	19,463

Loss from discontinued operations	-	(1,884)	-	-	(1,884)
Net income	17,339	12,937	7,541	(20,238)	17,579

Net income attributable to noncontrolling interests in subsidiaries	-	-	-	(240)	(240)
Net income attributable to Ultrapetrol (Bahamas) Limited	$17,339	$12,937	$7,541	$(20,478)	$17,339

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$617	$5,023	$(1,759)	$(3,264)	$617
Loss from discontinued operations	-	-	550	-	550
Adjustments to reconcile net income to net cash (used in) provided by operating activities	7,067	(2,129)	5,270	3,264	13,472
Net cash provided by (used in) operating activities from continuing operations	7,684	2,894	4,061	-	14,639
Net cash provided by operating activities from discontinued operations	-	-	390	-	390
Net cash provided by (used in) operating activities	7,684	2,894	4,451	-	15,029

Intercompany sources	(10,824)	-	14,435	(3,611)	-
Non-subsidiary sources	-	(7,236)	(15,959)	-	(23,195)
Net cash (used in) provided by investing activities from continuing operations	(10,824)	(7,236)	(1,524)	(3,611)	(23,195)

Intercompany sources	(14,435)	-	10,824	3,611	-
Non-subsidiary sources	(125)	34	(9,140)	-	(9,231)
Net cash (used in) provided by financing activities from continuing operations	(14,560)	34	1,684	3,611	(9,231)
Net (decrease) increase in cash and cash equivalents	$(17,700)	$(4,308)	$4,611	$-	$(17,397)

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$17,339	$12,937	$7,541	$(20,478)	$17,339
Loss from discontinued operations	-	1,884	-	-	1,884
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(16,737)	7,240	(4,096)	20,478	6,885
Net cash provided by operating activities from continuing operations	602	22,061	3,445	-	26,108
Net cash (used in) operating activities from discontinuing operations	-	(1,187)	-	-	(1,187)
Net cash provided by operating activities	602	20,874	3,445	-	24,921

Intercompany sources	3,030	(10,107)	1,097	5,980	-
Non-subsidiary sources	-	(8,807)	(31,096)	-	(39,903)
Net cash provided by (used in) investing activities from continuing operations	3,030	(18,914)	(29,999)	5,980	(39,903)
Net cash (used in) investing activities from discontinuing operations	-	(451)	-	-	(451)
Net cash provided by (used in) investing activities	3,030	(19,365)	(29,999)	5,980	(40,354)

Intercompany sources	9,010	-	(3,030)	(5,980)	-
Non-subsidiary sources	(29,621)	1,446	21,303	-	(6,872)
Net cash (used in) provided by financing activities from continuing operations	(20,611)	1,446	18,273	(5,980)	(6,872)
Net (decrease) increase in cash and cash equivalents	$(16,979)	$2,955	$(8,281)	$-	$(22,305)

13.	SUBSEQUENT EVENTS

PSVs under construction

On April 9, 2009, we have paid $5,360 corresponding to the third installment under the building contract of our second PSV under construction in China.

Contingencies

On April 7, 2009, the Paraguayan Customs commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 to YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. has submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations.  Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in $2,000.

We have been advised by our local counsel that there is a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: May 12, 2009	By:	/s/ Felipe Menendez R.
Felipe Menendez R.
Chief Executive Officer